Bradley J. Rock
brad.rock @dlapiper.com 650-833-2111 Direct 650-687-1191 Fax

September 25, 2009

VIA DIRECT TRANSMISSION

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
LECG Corporation—Preliminary Proxy Materials for 2009 Annual Meeting of Stockholders

Ladies and Gentlemen:

        We transmit to you for filing on behalf of LECG Corporation (the "Company") a preliminary Notice of Annual Meeting of Stockholders, Proxy Statement, and form of Proxy relating to the Company's Annual Meeting of Stockholders. This filing is being made pursuant to paragraph (a) of Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, because the agenda for the meeting includes proposals to approve (1) a merger pursuant to which the Company is to acquire Smart Business Holdings, Inc. ("Smart") and is to issue shares of its common stock to Smart's controlling stockholders; (2) the sale by the Company and purchase by Smart's controlling stockholders of shares of a new Series A Convertible Redeemable Preferred Stock to be issued by the Company; and (3) a related amendment of the Company's Certificate of Incorporation.

        The Company plans to mail definitive proxy materials to its stockholders on or about October 22, 2009, or sooner if practicable.

        If you have any questions, please feel free to contact the undersigned by telephone at 650-833-2111 (or by facsimile at 650-687-1191), Yem T. Mai at 650-833-2344 (or by facsimile at 650-687-1148) or Erika A. Izquierdo at 650-833-2393 (or by facsimile at 650-687-1115).

Sincerely,

DLA Piper LLP (US)

/s/ BRADLEY J. ROCK

Bradley J. Rock, Esq.
 brad.rock@dlapiper.com

cc:
Steven R. Fife
Yem T. Mai, Esq.
Erika A. Izquierdo, Esq.